Exhibit 99.2

Q3 FY24 Results:

Mytheresa posts +18% Net Sales growth and a significantly improved Adjusted EBITDA margin compared to the previous year quarter

•	Excellent top-line growth with Net Sales growing +17.6% and GMV +14.7% in Q3 FY24
•	Mytheresa US business outperformance with record GMV growth of +41.6% and +48.3% growth of US Top Customers in Q3 FY24
•	Continued strong global Top Customers growth with number of Top Customers growing by +17.0% in Q3 FY24
•	Significant growth of Average Order Value LTM increasing by +8.0% to a record high of €692 in Q3 FY24
•	Significantly improved profitability on adjusted EBITDA level during the quarter as compared to the prior year period

MUNICH, Germany (May 15, 2024) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), today announced financial results for its third quarter fiscal year 2024 ended March 31, 2024. The leading luxury multi-brand digital platform reported excellent financials posting double-digit growth and improved profitability clearly outperforming the overall market.

Mytheresa’s third quarter performance exhibits highly accelerated top-line growth, strong expansion of Top Customer revenues and significantly improved profitability. The business in the United States continues to be a significant growth driver with highest regional growth, increased share of total business and record number of Top Customers in the third quarter of fiscal year 2024.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are very pleased with the strong performance in the third quarter. Double-digit revenue growth, double-digit Top Customer growth and a very high growth US business underscore that Mytheresa is not just a luxury e-commerce platform. We build a community for luxury enthusiasts and create desirability through digital and physical experiences.”

Kliger continued, “We see ourselves as one of the few winners in an otherwise still tough market environment. We clearly gain market share with our above average growth rates. We are benefiting from the consolidating landscape of luxury e-commerce players in a market that has huge growth prospects based on changing customer preferences favoring digital channels.”

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2024

•	Net sales increase +17.6% year-over-year to €233.9 million
•	GMV growth of +14.7% to €252.2 million in Q3 FY24 as compared to €219.8 million in the prior year period
•	Gross Profit growth of 12% to €101.6 million with 43.4% Gross Profit margin
•	Significantly improved Adjusted EBITDA margin of 3.9% as compared to Q3 FY23
•	Lower inventory growth in Q3 FY24 of 11.9% - significantly below topline growth
•	Successful conversion of the Revolving Credit Facility into a new multi-year agreement securing financing for our continuous growth strategy

KEY BUSINESS HIGHLIGHTS

•	Launch of exclusive capsule collections and pre-launches in collaboration with Gucci, Bottega Veneta, Saint Laurent, Loewe, Givenchy, Brunello Cucinelli and many more
•	High-impact top customer activations and truly “money can’t buy” experiences held in Europe, the US and Asia, including a VIC dinner in collaboration with Khaite (Paris)
•	A 24-hour brand and customer experience with three events together with Courrèges at Shanghai Fashion Week, featuring an exhibition, designer talk and VIC & press dinner
•	Excellent customer satisfaction with a much improved Net Promoter Score of 80.6% in Q3 FY24
•	Launch of Mytheresa Retail Media services to provide selected brand partners with paid media placements
•	Continued ramp-up of new distribution center in Leipzig with more than 60% of all customer orders processed at the end of March

For the full fiscal year ending June 30, 2024, we expect total Gross Profit to be on last year’s level and we confirm our guidance for the top- and bottom-line at the lower end of the ranges:

•	GMV and Net Sales growth in the range of 8% to 13%
•	Adjusted EBITDA margin in the range of 3% and 5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its third quarter of fiscal year 2024 financial results on May 15, 2024 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA).

The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 15, 2024, through May 22, 2024, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities, the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €855.8 million GMV in fiscal year 2023 (+15% vs. FY22).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended

	March 31, 2023	March 31, 2024	Change in % / BPs	March 31, 2023	March 31, 2024	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 219.8	€ 252.2	14.7%	€ 633.6	€ 675.4	6.6%
Active customer (LTM in thousands) (1), (2)	838	862	2.8%	838	862	2.8%
Total orders shipped (LTM in thousands) (1), (2)	1.970	2,065	4.8%	1.970	2,065	4.8%
Net sales	€ 198.9	€ 233.9	17.6%	€ 564.9	€ 618.7	9.5%
Gross profit	€ 90.7	€ 101.6	12.0%	€ 282.7	€ 279.7	(1.1%)
Gross profit margin(3)	45.6%	43.4%	(220 BPs)	50.0%	45.2%	(480 BPs)
Operating Loss	€ (6.4)	€ (1.8)	(72.3%)	€ (3.8)	€ (19.3)	411.2%
Operating Loss margin(3)	(3.2%)	(0.8%)	240 BPs	(0.7%)	(3.1%)	(240 BPs)
Net Loss	€ (5.1)	€ (3.0)	(41.7%)	€ (9.4)	€ (20.3)	115.6%
Net Loss margin(3)	(2.6%)	(1.3%)	130 BPs	(1.7%)	(3.3%)	(160 BPs)
Adjusted EBITDA(4)	€ 3.2	€ 9.2	183.8%	€ 33.7	€ 16.3	(51.6%)
Adjusted EBITDA margin(3)	1.6%	3.9%	230 BPs	6.0%	2.6%	(340 BPs)
Adjusted Operating Income(4)	€ 0.1	€ 5.3	4675.1%	€ 25.2	€ 5.2	(79.5%)
Adjusted Operating Income margin(3)	0.1%	2.3%	220 BPs	4.5%	0.8%	(370 BPs)
Adjusted Net Income (4)	€ 1.4	€ 4.1	193.9%	€ 19.6	€ 4.2	(78.5%)
Adjusted Net Income margin(3)	0.7%	1.8%	110 BPs	3.5%	0.7%	(280 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 27 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 27.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended			Nine months Ended

	March 31, 2023	March 31, 2024	Change in %	March 31, 2023	March 31, 2024	Change in %
(in millions) (unaudited)
Net loss	€ (5.1)	€ (3.0)	(41.7%)	€ (9.4)	€ (20.3)	115.6%
Finance costs, net	€ 0.7	€ 1.3	80.9%	€ 1.5	€ 3.5	132.4%
Income tax expense (benefit)	€ (2.0)	€ (0.1)	(96.6%)	€ 4.1	€ (2.5)	(161.5%)
Depreciation and amortization	€ 3.1	€ 3.9	24.1%	€ 8.5	€ 11.1	31.2%
thereof depreciation of right-of use assets	€ 2.3	€ 2.4	3.7%	€ 6.1	€ 7.1	16.2%
EBITDA	€ (3.3)	€ 2.1	(164.1%)	€ 4.7	€ (8.2)	(274.3%)
Other transaction-related, certain legal and other expenses (1)	€ 0.4	€ 4.1	815.9%	€ 3.7	€ 10.2	177.1%
Share-based compensation (2)	€ 6.1	€ 3.0	(50.9%)	€ 25.3	€ 14.3	(43.4%)
Adjusted EBITDA	€ 3.2	€ 9.2	183.8%	€ 33.7	€ 16.3	(51.6%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 198.9	€ 233.9	17.6%	€ 564.9	€ 618.7	9.5%
Adjusted EBITDA margin	1.6%	3.9%	230 BPs	6.0%	2.6%	(340 BPs)

	Three Months Ended			Nine months Ended

	March 31, 2023	March 31, 2024	Change in %	March 31, 2023	March 31, 2024	Change in %
(in millions) (unaudited)
Operating Loss	€ (6.4)	€ (1.8)	(72.3%)	€ (3.8)	€ (19.3)	411.2%
Other transaction-related, certain legal and other expenses (1)	€ 0.4	€ 4.1	815.9%	€ 3.7	€ 10.2	177.1%
Share-based compensation(2)	€ 6.1	€ 3.0	(50.9%)	€ 25.3	€ 14.3	(43.4%)
Adjusted Operating Income	€ 0.1	€ 5.3	4675.1%	€ 25.2	€ 5.2	(79.5%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 198.9	€ 233.9	17.6%	€ 564.9	€ 618.7	9.5%
Adjusted Operating Income margin	0.1%	2.3%	220 BPs	4.5%	0.8%	(370 BPs)

	Three Months Ended			Nine months Ended

	March 31, 2023	March 31, 2024	Change in %	March 31, 2023	March 31, 2024	Change in %

(in millions) (unaudited)
Net loss	€ (5.1)	€ (3.0)	(41.7%)	€ (9.4)	€ (20.3)	115.6%
Other transaction-related, certain legal and other expenses (1)	€ 0.4	€ 4.1	815.9%	€ 3.7	€ 10.2	177.1%
Share-based compensation (2)	€ 6.1	€ 3.0	(50.9%)	€ 25.3	€ 14.3	(43.4%)
Adjusted Net Income	€ 1,4	€ 4.1	193.9%	€ 19,6	€ 4.2	(78.5%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 198.9	€ 233.9	17.6%	€ 564.9	€ 618.7	9.5%
Adjusted Net Income margin	0.7%	1.8%	110 BPs	3.5%	0.7%	(280 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Nine months Ended

(in € thousands)	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024

Net sales	198,883	233,896	564,866	618,703
Cost of sales, exclusive of depreciation and amortization	(108,137)	(132,290)	(282,157)	(338,964)
Gross profit	90,746	101,605	282,708	279,739
Shipping and payment cost	(31,497)	(39,296)	(83,810)	(100,121)
Marketing expenses	(25,729)	(23,090)	(79,885)	(70,247)
Selling, general and administrative expenses	(36,189)	(37,124)	(112,922)	(117,563)
Depreciation and amortization	(3,132)	(3,885)	(8,480)	(11,124)
Other expense (income), net	(618)	12	(1,390)	(1)
Operating loss	(6,419)	(1,778)	(3,779)	(19,317)
Finance income	98	2	345	3
Finance costs	(807)	(1,285)	(1,846)	(3,491)
Finance costs, net	(709)	(1,283)	(1,501)	(3,488)
Loss before income taxes	(7,128)	(3,061)	(5,280)	(22,805)
Income tax (expense) benefit	1,994	69	(4,122)	2,537
Net loss	(5,134)	(2,992)	(9,402)	(20,268)
Cash Flow Hedge	(650)	(287)	1,051	(482)
Income Taxes related to Cash Flow Hedge	181	80	(293)	134
Foreign currency translation	(11)	21	16	(12)
Other comprehensive income (loss)	(480)	(186)	774	(360)
Comprehensive loss	(5,614)	(3,178)	(8,628)	(20,627)

Basic & diluted earnings per share	€(0.06)	€(0.03)	€(0.11)	€(0.23)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.6	86.8	86.6	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 13 of our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2023	March 31, 2024
Assets
Non-current assets
Intangible assets and goodwill	155,283	154,925
Property and equipment	37,227	42,982
Right-of-use assets	54,797	47,773
Deferred tax assets	59	1,259
Other non-current assets	6,573	6,927
Total non-current assets	253,939	253,866
Current assets
Inventories	360,262	364,657
Trade and other receivables	7,521	13,980
Other assets	42,113	37,842
Cash and cash equivalents	30,136	10,587
Total current assets	440,031	427,067
Total assets	693,971	680,932

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	529,775	544,096
Accumulated Deficit	(83,855)	(104,123)
Accumulated other comprehensive income	1,509	1,149
Total shareholders’ equity	447,430	441,124

Non-current liabilities
Provisions	2,646	2,750
Lease liabilities	49,518	42,796
Deferred tax liabilities	726	-
Total non-current liabilities	52,889	45,546
Current liabilities
Borrowings	-	26,066
Tax liabilities	24,073	9,349
Lease liabilities	8,155	9,155
Contract liabilities	11,414	9,016
Trade and other payables	71,085	49,915
Other liabilities	78,924	90,763
Total current liabilities	193,652	194,262
Total liabilities	246,541	239,808
Total shareholders’ equity and liabilities	693,971	680,932

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(9,402)	-	-	(9,402)
Other comprehensive income	-	-	-	758	16	774
Comprehensive loss	-	-	(9,402)	758	16	(8,628)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	25,307	-	-	-	25,307
Reclassification due to cash-settlement of Share-based compensation (1)	-	(57)	-	-	-	(57)
Balance as of March 31, 2023	1	525,199	(78,136)	758	1,544	449,366

Balance as of July 1, 2023	1	529,775	(83,855)	-	1,509	447,430
Net loss	-	-	(20,268)	-	-	(20,268)
Other comprehensive loss	-	-	-	(347)	(12)	(360)
Comprehensive loss	-	-	(20,268)	(347)	(12)	(20,627)
Share-based compensation	-	14,321	-	-	-	14,321
Balance as of March 31, 2024	1	544,096	(104,123)	(347)	1,496	441,124

(1)	For further details, refer to note 13 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2023	2024

Net loss	(9,402)	(20,268)
Adjustments for
Depreciation and amortization	8,480	11,124
Finance costs, net	1,501	3,488
Share-based compensation	25,250	14,184
Income tax expense (benefit)	4,122	(2,537)
Change in operating assets and liabilities
Increase in inventories	(95,726)	(4,396)
Decrease (increase) in trade and other receivables	2,257	(6,455)
Decrease in other assets	12,784	5,013
(Decrease) increase in other liabilities	(16,023)	11,376
(Decrease) in contract liabilities	(2,806)	(2,398)
(Decrease) increase in trade and other payables	(8,665)	(21,171)
Income taxes paid	(4,772)	(14,349)
Net cash used in operating activities	(83,000)	(26,389)
Expenditure for property and equipment and intangible assets	(18,897)	(9,411)
Proceeds from sale of property and equipment and intangible assets	2	-
Net cash used in investing activities	(18,895)	(9,411)
Interest paid	(1,501)	(4,133)
Proceeds from borrowings	4,899	26,066
Proceeds from exercise of option awards	1,077	-
Payment of lease liabilities	(3,026)	(5,703)
Net cash inflow from financing activities	1,449	16,230
Net decrease in cash and cash equivalents	(100,446)	(19,570)
Cash and cash equivalents at the beginning of the period	113,507	30,136
Effects of exchange rate changes on cash and cash equivalents	(120)	21
Cash and cash equivalents at end of the period	12,940	10,587